UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

02016310

January 25, 2002

NOACT
P.E 1-24-02

1934 1-11840

Act 1934
Section
Rule 14A-8
Public Availability 1/25/2002

Katherine A. Smith
Assistant Counsel
Corporate Governance and Business Transactions
Allstate Corporation
2775 Sanders Road, A-2
Northbrook, IL 60062

Re: Allstate Corporation

Dear Ms. Smith:

This is in regard to your letter dated January 24, 2002 concerning the shareholder proposal submitted by Trillium Asset Management and Catholic Healthcare West for inclusion in Allstate's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Allstate therefore withdraws its December 19, 2001 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Keir Devon Gumbs
Special Counsel

cc: Shelley Alpern
Assistant Vice President
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

Susan Vickers, RSM
Director of Advocacy
Catholic Healthcare West
1700 Montgomery Street, Suite 300
San Francisco, CA 94111

Trillium
ASSET MANAGEMENT
Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684

Investing for a Better World

RECEIVED
JAN 08 2002

Ms. Katherine A. Smith
Assistant Counsel
Corporate Governance and Business Transactions
Allstate Insurance Company
2775 Sanders Road, A-2
Northbrook, IL 60062

RE: CERES shareholder proposal

January 3, 2001

Dear Ms. Smith:

While we are disappointed that Allstate has sought a no-action letter from the Securities and Exchange Commission because I was unable to attend last year's stockholder meeting due to a missed connection, Trillium Asset Management recognizes that this circumstance does constitute grounds for exclusion. We therefore accordingly withdraw our CERES proposal, and you can expect to hear from our co-filer Catholic Healthcare West separately.

We do, as ever, hope to see an Allstate representative at the annual CERES conference, which will be held this year in Washington, DC on April 17-19. Details on the conference can be found at www.ceres.org.

Sincerely,

Shelley Alpern
Assistant Vice President

Cc: Sr. Susan Vickers, Catholic Healthcare West
Jenny Hager, Allstate Corporation

Allstate.
You're in good hands.

Katherine A. Smith
Assistant Counsel

Corporate Governance
and Business
Transactions

Securities Exchange Act of 1934 – Rule 14a-8(h)

January 24, 2002

RECEIVED
JAN 25 2002

VIA AIRBORNE EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Withdrawal of No-Action Request Dated December 19, 2001 Regarding Stockholder Proposal submitted by Elizabeth Welsh and Catholic Healthcare West for inclusion in The Allstate Corporation's 2002 Proxy Statement

Ladies and Gentlemen:

The Allstate Corporation (the "Company" or "Allstate") respectfully withdraws its request for a no-action recommendation dated December 19, 2001 regarding the stockholder proposal submitted by Trillium Asset Management ("Trillium") on behalf of Elizabeth Welsh and co-sponsored by Catholic Healthcare West ("CHW"). The proposal sought the company's adoption of the CERES Principles.

On January 8, 2002, and January 23, 2002, respectively, we received notice from Trillium and CHW announcing their decision to withdraw the proposal. Copies of their correspondence are attached to this letter.

If you have any questions with respect to this letter, please contact me at (847) 402-2343, or Jennifer Hager at (847) 402-3776.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy and returning it in the enclosed self-addressed Airborne Express envelope.

Very truly yours,

Katherine A. Smith

copy w/enclosures to: Ms. Shelley Alpern, Trillium Asset Management
Sister Susan Vickers, Catholic Healthcare West
Ms. Elizabeth Welsh

Allstate Insurance Company
2775 Sanders Road, A-2 Northbrook, IL 60062 Phone 847.402.2343 Fax 847.326.9722 Email ksmith1@allstate.com

Smith, Katherine

From: Vickers, Susan [SVICKERS@chw.edu]
Sent: Wednesday, January 23, 2002 1:41 PM
To: Smith, Katherine
Subject: RE: Shareholder Proposal

Katherine Smith
Allstate

Dear Ms. Smith,
Yes, Catholic Healthcare West also withdraws its proposal on the CERES Principles.
Thank you,

Susan Vickers, RSM
Director of Advocacy
Catholic Healthcare West
1700 Montgomery Street, Suite 300
San Francisco, CA 94111
415-438-5511
415-591-2404 (FAX)
svickers@chw.edu

-----Original Message-----
From: Smith, Katherine [mailto:KSMITH1@Allstate.COM]
Sent: Wednesday, January 23, 2002 9:38 AM
To: 'Vickers, Susan'
Cc: Hager, Jennifer
Subject: Shareholder Proposal

Sister Susan Vickers
Catholic Healthcare West

Dear Sister,

On January 8, 2002, we received a letter from Shelley Alpern of Trillium Asset Management in which she formerly withdrew the CERES stockholder proposal. The letter stated that their decision to do so was based on Allstate's no-action request to the SEC and our grounds for exclusion. Ms.
Alpern indicated that Catholic Healthcare, as co-sponsor, would also be contacting us on the matter.

This message is to inquire as to whether Catholic Healthcare will also be
withdrawing their co-sponsorship of the CERES proposal.

I thank you for your attention to this matter. If you prefer, you may call
me at the number listed below.

Katherine Smith
847-402-2343 - phone
847-326-9722 - fax
ksmith1@allstate.com - email

Allstate®
You're in good hands.

Katherine A. Smith
Assistant Counsel

Corporate Governance
and Business
Transactions

Securities Exchange Act of 1934 – Rule 14a-8(h)

December 19, 2001

VIA AIRBORNE EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal submitted by Elizabeth Welsh and Catholic Healthcare West for inclusion in The Allstate Corporation's 2002 Proxy Statement

Ladies and Gentlemen:

The Allstate Corporation (the "Company" or "Allstate") requests that you not recommend any enforcement action if Allstate excludes from its proxy materials for its 2002 annual meeting the stockholder proposal submitted by Trillium Asset Management ("Trillium") on behalf of Elizabeth Welsh and co-sponsored by Catholic Healthcare West ("CHW"). The proposal seeks the company's adoption of the CERES Principles (the "Proposal").

We would appreciate your response by February 15, 2002 so that we can meet our timetable for distributing our proxy materials and complying with Rule 14a-8(m).

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, we are filing this letter at least 80 calendar days before we expect to file our definitive proxy statement and form of proxy and we are enclosing six copies of the following:

1. this letter addressed to the Division of Corporation Finance;

2. Trillium letter of November 21, 2001 (Exhibit A);

3. CHW's letter of November 20, 2001(Exhibit B);

4. my letter dated December 7, 2001 to Trillium requesting certain textual changes to the Proposal and required information pursuant to Rule 14a-8(b) (Exhibit C);

5. my letter dated December 7, 2001 to CHW informing them of my letter to Trillium and requesting their approval of the same text changes to the Proposal (Exhibit D);

6. a copy of an e-mail message dated May 14, 2001 from representative Shelley Alpern, of Trillium (Exhibit E);

7. copies of letters dated December 12, 2001 and November 16, 2001, respectively, from Trillium and Ms. Welsh responding to my letter of December 7, 2001 (Exhibit F); and

8. a copy of an e-mail message dated December 18, 2001 from Susan Vickers, RSM, of CHW in response to my letters to both Trillium and CHW dated December 7, 2001 (Exhibit G).

Reason for Omission

Ms. Welsh and CHW submitted a substantially identical shareholder proposal as the Proposal for inclusion in Allstate's proxy materials for its 2001 annual meeting of shareholders. That proposal was included in Allstate's definitive proxy materials for its 2001 annual meeting and was filed with the Commission on March 26, 2001. Neither of the proponents, nor their appointed representative, Shelley Alpern of Trillium, appeared at the May 15, 2001 meeting to present the proposal. Neither proponent provided an explanation of why they failed to appear at the 2001 meeting other than a May 14, 2001 e-mail message from Ms. Alpern stating that she had "missed her connection".

Rule 14a-8(h)(1) states that the proponent or the proponent's representative "must" attend the meeting to present the proposal and follow state law procedures for attending the meeting and/or presenting a proposal.

Neither Ms. Welsh, CHW, nor their appointed representative Shelley Alpern attended the 2001 meeting to present the proposal. As a convenience to the shareholders, the proposal was acted upon at the 2001 meeting because it was moved by the Secretary of Allstate, who was not acting as a representative of Ms. Welsh or CHW. The Commission has previously allowed exclusion of substantially similar proposals where a company representative moved the proposal as a convenience to shareholders (See, e.g., Lucent Technologies Inc. (September 21, 1999); Kohl's Corporation (March 12, 1999); and Excalibur Technologies Corporation (May 4, 1999).) Further, the SEC has indicated that a proponent's failure without good cause to appear and present a proposal is not cured if a company representative moves the proposal for action at the meeting. (See, e.g. Carter-Wallace (April 8, 1998) and Entergy Corporation (February 25, 1997).)

Rule 14a-8(h)(3) states that if the proponent or its qualified representative fail to appear without good cause, the company will be permitted to exclude all of the proponent's proposals from its proxy materials for two years. The Commission has indicated that it is the proponent's responsibility to take whatever steps may be necessary to ensure that its representative is adequately prepared to arrive at the time and place of the meeting. (Transamerica Inc. (December 27, 1989). Other SEC no-action letters have made clear that traffic delays (See e.g., Sonat, Inc. (January 6, 1994) and Great Western Financial Corporation (February 5, 1991)) and missed airline flights (Southwest Airlines (April 10, 2000) are not "good cause" within the meaning of Rule 14a-8(h)(3).

Neither Ms. Welsh nor CHW provided any statement as to its or Shelley Alpern's failure to attend and present its proposal. Ms. Alpern, the appointed representative for both Ms. Welsh and CHW sent an e-mail to the Company stating that she could not attend the meeting because she had "missed her connection." This e-mail was received on May 14, 2001 at 7:31p.m. It should be noted particularly that Ms. Alpern as Assistant Vice President of Trillium Asset Management has experience with presenting shareholder proposals on behalf of Trillium clients. In fact, Ms. Alpern had been appointed by Ms. Welsh to represent her interests in a CERES proposal for each of the Company's 1999, 2000 and 2001 meetings.

The place and time for the Company's annual meeting was clearly detailed in its proxy statement as being in Chicago, Illinois. O'Hare International Airport, which is located in Chicago, Illinois is one of the busiest airports of the nation and there are literally hundreds of flights into Chicago each and every day.

Clearly, the Company did its part. It published the proponent's proposal in its proxy statement and it moved the motion as a convenience to its shareholders. The proponent failed to appear without good cause and Allstate should therefore be entitled to exclude the Proposal from its 2002 and 2003 proxy materials.

Conclusion

Allstate respectfully requests your confirmation that the Division of Corporation Finance will not recommend to the Commission any action if Allstate omits Ms. Welsh and CHW's Proposal for its 2002 annual meeting.

If you disagree with the conclusions drawn in this letter, we would appreciate an opportunity to confer with you before the issuance of your response.

If you have any questions with respect to this letter, please contact me at (847) 402-2343, or Jennifer Hager at (847) 402-3776.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy and returning it in the enclosed self-addressed Airborne Express envelope.

Very truly yours,

Katherine A. Smith

copy w/enclosures to: Ms. Shelley Alpern, Trillium Asset Management
Sister Susan Vickers, Catholic Healthcare West
Ms. Elizabeth Welsh

EXHIBIT A

Trillium
ASSET MANAGEMENT

Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 *fax* 617-482-6179 *toll-free* 800-548-5684

November 21, 2001

Robert W. Pike
Vice President & Corporate Secretary
Allstate Insurance Co.
2775 Sanders Road, Suite F8
Northbrook, IL 60062-6127

VIA OVERNIGHT MAIL

Dear Mr. Pike:

I am authorized to notify you of our intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting. I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Ms. Elizabeth Welsh, a Trillium client, is the beneficial owner of 370 shares of Allstate common stock acquired more than one year prior to this date. Ms. Welsh will forward a letter to you shortly authorizing Trillium to file this proposal on his behalf. Verification of ownership will be provided upon request.

We wish to emphasize our strong desire to withdraw this resolution in exchange for a commitment by Allstate to participate in an in-depth dialogue on the possibility of joining the CERES coalition. Experience has repeatedly demonstrated that at least several meetings are required between corporate representatives and the CERES staff to fully understand the potential benefits to both parties of commencing a formal relationship to each other. We continue to follow the evolution in thinking on environmental matters that is taking place among European insurers and believe that Allstate could benefit greatly by being one of the first American insurance companies to take part in those developments. I am available to speak with you at any time at (617) 292-8026, ext. 248 should Allstate reconsider its opposition to our proposal.

With best wishes,

Shelley Alpern

Shelley Alpern
Assistant Vice President for Social Research

cc: Jennifer Hager, Counsel, Allstate
Sr. Susan Vickers, Catholic Healthcare West
Pat Zerega, Evangelical Lutheran Church in America
Dr. Ariane van Buren, Interfaith Center on Corporate Responsibility
Dan Bakal, CERES
Elizabeth Welsh
Michelle Chan-Fishel, Friends of the Earth

Allstate Corporation
CERES resolution

ENDORSEMENT OF THE CERES PRINCIPLES FOR PUBLIC ENVIRONMENTAL ACCOUNTABILITY

WHEREAS:

Leaders of industry in the United States now acknowledge their obligation to pursue superior environmental performance and to disclose information about the performance to their investors and other stakeholders.

The integrity, utility, and comparability of environmental disclosure depend on using a common format, credible metrics, and a set of generally accepted standards. This will enable investors to assess environmental progress within and across industries.

The Coalition for Environmentally Responsible Economies (CERES) - a ten-year partnership between large investors, environmental groups, and corporations - has established what we believe is the most thorough and well-respected environmental disclosure form in the United States. CERES has also taken the lead internationally, convening major organizations together with the United Nations Environment Programme in the Global Reporting Initiative (GRI). The GRI Guidelines for standardizing environmental disclosure worldwide are already pilot-tested by 20 companies.

Companies that endorse the CERES Principles engage with stakeholders in transparent environmental management and agree to a single set of consistent standard for environmental reporting. These standards are set by the endorsing companies together with CERES.

The CERES Principles and CERES Report have been adopted by leading firms in various industries: American Airlines, Arizona Public Service, Bank America, BankBoston, Baxter International, Bethlehem Steel, Coca-Cola, Ford, General Motors, Interface, ITT Industries, Nike, Northeast Utilities, Pennsylvania Power and Light, Polaroid, and Sun company.

We believe endorsing the CERES Principles commits a company to the prudent oversight of its financial and physical resources through: 1) protection of the biosphere; 2) sustainable use of natural resources; 3) waste reduction; 4) energy conservation; 5) risk reduction; 6) safe products/services; 7) environmental restoration; 8) informing the public; 9) management commitment; 10) audits and reports. (The full text of the CERES Principles and accompanying CERES Report form are obtainable from CERES, 11 Arlington Street, Boston, Massachusetts 02116, (617) 247-0700, www.ceres.org.)

RESOLVED:

Shareholders request that the company endorse the CERES Principles as a reasonable and beneficial component of their corporate commitment to be publicly accountable for environmental performance.

SUPPORTING STATEMENT:

Recent studies show that the integration of environmental commitment into business operations provides competitive advantage and improves long-term financial performance for companies. In addition, the depth of a firm's environmental commitment and the quality with which it manages its environmental performance are indicators of prudent foresight exercised by management.

Given investors' needs for credible information about a firm's environmental performance and given the number of companies that have already endorsed the CERES Principles and adopted its report format, it is a reasonable, widely accepted step for a company to endorse these Principles if it wishes to demonstrate its seriousness about superior environmental performance.

This resolution received the support of 9.4% of shareholders last year. Your vote FOR this resolution serves the best interests of our Company and its shareholders.

EXHIBIT B

RECEIVED
NOV 2 0 2001

RECEIVED
NOV 2 0 2001
R. W. PIKE

Catholic Healthcare West
CHW

1700 Montgomery Street
Suite 300
San Francisco, CA 94111-1024
(415) 438-5500 Telephone
(415) 438-5724 Facsimile

November 14, 2001

K. Smith

Robert W. Pike
Executive Vice President & Corporate Secretary
Allstate Insurance Co.
2775 Sanders Road
Northbrook, IL 60062

Dear Mr. Pike:

Catholic Healthcare West (CHW) is a health care delivery system serving communities in the western United States. As a religiously sponsored organization, CHW seeks to reflect its values, principles and mission in its investment decisions.

Catholic Healthcare West is the beneficial owner of 189,616 shares of Allstate common stock. Through this letter we notify the company of our co-sponsorship of the enclosed resolution. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement.

Proof of ownership of common stock in the company for at least the last twelve months is enclosed. We have held the requisite amount of stock for over a year. We intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are co-filing this proposal with other concerned investors. Shelley Alpern, representing Trillium Asset Management Corporation will serve as primary contact.

We hope that you will receive this proposal in the constructive manner in which it is intended.

Sincerely,

Sister Susan Vickers

Susan Vickers, RSM
Director of Advocacy

Enclosure

cc: Diane Bratcher, ICCR
Ariane Van Buren, ICCR
Shelley Alpern, Trillium Asset Management

Allstate Corporation
CERES resolution

ENDORSEMENT OF THE CERES PRINCIPLES FOR PUBLIC ENVIRONMENTAL ACCOUNTABILITY

WHEREAS:

Leaders of industry in the United States now acknowledge their obligation to pursue superior environmental performance and to disclose information about the performance to their investors and other stakeholders.

The integrity, utility, and comparability of environmental disclosure depend on using a common format, credible metrics, and a set of generally accepted standards. This will enable investors to assess environmental progress within and across industries.

The Coalition for Environmentally Responsible Economies (CERES) - a ten-year partnership between large investors, environmental groups, and corporations - has established what we believe is the most thorough and well-respected environmental disclosure form in the United States. CERES has also taken the lead internationally, convening major organizations together with the United Nations Environment Programme in the Global Reporting Initiative (GRI). The GRI Guidelines for standardizing environmental disclosure worldwide are already pilot-tested by 20 companies.

Companies that endorse the CERES Principles engage with stakeholders in transparent environmental management and agree to a single set of consistent standard for environmental reporting. These standards are set by the endorsing companies together with CERES.

The CERES Principles and CERES Report have been adopted by leading firms in various industries: American Airlines, Arizona Public Service, Bank America, BankBoston, Baxter International, Bethlehem Steel, Coca-Cola, Ford, General Motors, Interface, ITT Industries, Nike, Northeast Utilities, Pennsylvania Power and Light, Polaroid, and Sun company.

We believe endorsing the CERES Principles commits a company to the prudent oversight of its financial and physical resources through: 1) protection of the biosphere; 2) sustainable use of natural resources; 3) waste reduction; 4) energy conservation; 5) risk reduction; 6) safe products/services; 7) environmental restoration; 8) informing the public; 9) management commitment; 10) audits and reports. (The full text of the CERES Principles and accompanying CERES Report form are obtainable from CERES, 11 Arlington Street, Boston, Massachusetts 02116, (617) 247-0700, www.ceres.org.)

RESOLVED:

Shareholders request that the company endorse the CERES Principles as a reasonable and beneficial component of their corporate commitment to be publicly accountable for environmental performance.

SUPPORTING STATEMENT:

Recent studies show that the integration of environmental commitment into business operations provides competitive advantage and improves long-term financial performance for companies. In addition, the depth of a firm's environmental commitment and the quality with which it manages its environmental performance are indicators of prudent foresight exercised by management.

Given investors' needs for credible information about a firm's environmental performance and given the number of companies that have already endorsed the CERES Principles and adopted its report format, it is a reasonable, widely accepted step for a company to endorse these Principles if it wishes to demonstrate its seriousness about superior environmental performance.

This resolution received the support of 9.4% of shareholders last year. Your vote FOR this resolution serves the best interests of our Company and its shareholders.

Global Institutional Services

Erin Rodriguez
Vice President

Deutsche Bank

Bankers Trust Company
300 S. Grand Avenue, 40th Floor
Los Angeles, California 90071

Tel: 213-620-8459
Fax: 213-620-8400
E-mail: erin.p.rodriguez@db.com

October 25, 2001

Sr. Susan Vickers, RSM
Director of Advocacy
Catholic Healthcare West
1700 Montgomery Street
San Francisco, CA 94111
Fax #: 415-438-5724

Dear Susan:

Please accept this letter as confirmation that Catholic Healthcare West has owned at least 200 shares or $2,000.00 of the following securities from October 23, 2000 – October 23, 2001. The October 23, 2001 share positions are reflected below:

Security	CUSIP	Shares
Abbott Labs Com	002824100	114,200
Albertsons Inc Com	013104100	100*
Allstate	020002100	189,616
American Home Products	026609100	53,000
American Intl Group Com	026874100	26,650
Bristol Myers Squibb	110122100	99,600
ChevronTexaco	166764100	100**
Citigroup Inc	172967100	135,342
Emerson Electric	291011100	43,100
Enron	293561100	400
Exxon Mobil	30231G100	45,660
Gannett	364730100	27,900
General Electric	369604100	98,050
Johnson & Johnson	478160100	135,200
Kohl's Corp	500255100	7,725
MBNA	55262L100	47,500
Merck & Co Inc Com	589331100	59,975
Oracle Corp	68389X100	111,850
Pfizer Inc Com	717081100	224,000
Target Corp	87612E100	122,175
Viacom Class B Com Non-Voting	925524300	83,215
Wal Mart Stores Inc Com	931142100	43,750

*The Market Value for Albertson Inc. Com was greater than $2,000 from October 23, 2000 – October 23, 2001. The lowest value was $2,168.75 on December 6, 2000.

**The Market Value for ChevronTexaco Corp Com was greater than $2,000 from October 23, 2000 – October 23, 2001. The lowest value was $8,350.00 on January 22, 2001.

I hope you find this information helpful.

If you have any questions, please contact me at (213) 620-8460.

Sincerely,

Erin Rodriguez

EXHIBIT C

Allstate.
You're in good hands.

Katherine A. Smith
Assistant Counsel

Corporate Governance
and Business
Transactions

December 7, 2001

VIA FACSIMILE

Shelley Alpern
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111-2809

RE: Stockholder Proposal on CERES Principles

Dear Ms. Alpern:

We received your letter of November 21, 2001 regarding the stockholder proposal to adopt the CERES Principles.

In order to include the proposal in Allstate's proxy statement, we will need a statement from Ms. Welsh authorizing you to present the CERES proposal on her behalf. In addition, we need proof that Ms. Welsh has held at least $2,000 in market value or 1% of Allstate's common stock since November 21, 2000 and a statement from her indicating her intention to continue to hold her Allstate stock through the date of the annual stockholders meeting, which is scheduled for May 15, 2002.

Under the SEC's Rule 14a-8(f) each of these items must be provided no later than 14 days from the date you receive this letter. The SEC recommends you transmit your response by means by which you could support your compliance with this requirement.

In addition, we request that you make two changes to the text of the proposal. Neither of the changes will cause the proposal to exceed the SEC's 500-word limit. First, in the text of the proposal, the CERES website URL is cited. The SEC has recently stated in Staff Legal Bulletin #14 dated July 13, 2001, that such website references may serve as a basis for exclusion if the website refers to information that may be materially false or misleading, or irrelevant to the subject matter of the proposal.

In addition, the inclusion of website URLs may cause the sites to appear as hyperlinks in any electronic version of our proxy statement that will be filed electronically with the SEC. The SEC has also issued guidance suggesting such hyperlinks effectively incorporate the website content by reference into the filed document. This could lead to problems for both Allstate and CERES.

We therefore request that you delete the URL to CERES' website and instead use a general reference to the site, as I've indicated on the attached copy.

Second, the last paragraph of the proposal is inaccurate in its current form. Last year, the CERES proposal received the support of 10.4% of the shares represented at the meeting and entitled to be voted on it, as opposed to 9.4% of the shareholders. These corrections are also marked on the attached copy.

If you agree to the requested changes, please sign below and return it to me within 14 days.

If you would like to discuss any of the matters discussed in this letter, please contact me at (847) 402-2343 or ksmith1@allstate.com.

Very truly yours,

Katherine A. Smith

Accepted and Agreed:

____
Trillium Asset Management

Attachments
Copy to: R. Pike

Allstate Corporation
CERES resolution

ENDORSEMENT OF THE CERES PRINCIPLES FOR PUBLIC ENVIRONMENTAL ACCOUNTABILITY

WHEREAS:

Leaders of industry in the United States now acknowledge their obligation to pursue superior environmental performance and to disclose information about the performance to their investors and other stakeholders.

The integrity, utility, and comparability of environmental disclosure depend on using a common format, credible metrics, and a set of generally accepted standards. This will enable investors to assess environmental progress within and across industries.

The Coalition for Environmentally Responsible Economies (CERES) - a ten-year partnership between large investors, environmental groups, and corporations - has established what we believe is the most thorough and well-respected environmental disclosure form in the United States. CERES has also taken the lead internationally, convening major organizations together with the United Nations Environment Programme in the Global Reporting Initiative (GRI). The GRI Guidelines for standardizing environmental disclosure worldwide are already pilot-tested by 20 companies.

Companies that endorse the CERES Principles engage with stakeholders in transparent environmental management and agree to a single set of consistent standard for environmental reporting. These standards are set by the endorsing companies together with CERES.

The CERES Principles and CERES Report have been adopted by leading firms in various industries: American Airlines, Arizona Public Service, Bank America, BankBoston, Baxter International, Bethlehem Steel, Coca-Cola, Ford, General Motors, Interface, ITT Industries, Nike, Northeast Utilities, Pennsylvania Power and Light, Polaroid, and Sun company.

We believe endorsing the CERES Principles commits a company to the prudent oversight of its financial and physical resources through: 1) protection of the biosphere; 2) sustainable use of natural resources; 3) waste reduction; 4) energy conservation; 5) risk reduction; 6) safe products/services; 7) environmental restoration; 8) informing the public; 9) management commitment; 10) audits and reports. (The full text of the CERES Principles and accompanying CERES Report form are obtainable from CERES, 11 Arlington Street, Boston, Massachusetts 02116, (617) 247-0700, ~~www.ceres.org~~.) and at its website.

RESOLVED:

Shareholders request that the company endorse the CERES Principles as a reasonable and beneficial component of their corporate commitment to be publicly accountable for environmental performance.

SUPPORTING STATEMENT:

Recent studies show that the integration of environmental commitment into business operations provides competitive advantage and improves long-term financial performance for companies. In addition, the depth of a firm's environmental commitment and the quality with which it manages its environmental performance are indicators of prudent foresight exercised by management.

Given investors' needs for credible information about a firm's environmental performance and given the number of companies that have already endorsed the CERES Principles and adopted its report format, it is a reasonable, widely accepted step for a company to endorse these Principles if it wishes to demonstrate its seriousness about superior environmental performance.

This resolution received the support of ~~9.4%~~ 10.4% of ~~shareholders~~ shares represented at the meeting and entitled to be voted on it last year. Your vote FOR this resolution serves the best interests of our Company and its shareholders.

EXHIBIT D

Allstate.
You're in good hands.

Katherine A. Smith
Assistant Counsel

Corporate Governance
and Business
Transactions

December 7, 2001

VIA FACSIMILE

Susan Vickers, RSM
Director of Advocacy
Catholic Healthcare West
1700 Montgomery Street
Suite 300
San Francisco, CA 94111-1024

RE: Stockholder Proposal on CERES Principles

Dear Sister:

We received your letter dated November 20, 2001 regarding the co-sponsorship of a stockholder proposal to adopt the CERES Principles and your appointment of Shelley Alpern as primary contact on the matter.

Attached for your information is a letter sent to Ms. Alpern that requests certain information from Ms. Elizabeth Welsh and also requests certain changes be made to the proposal's text.

We would appreciate your approval of the requested changes to the text also. If you agree to the changes, please sign below and return it to me within 14 days.

If you wish to discuss any of the matters discussed in the attached letter, please contact me at (847) 402-2343 or ksmith1@allstate.com.

Very truly yours,

Katherine A. Smith

Accepted and Agreed:

____

Sister Susan Vickers
Catholic Healthcare West

Attachments
Copy to: R. Pike

Allstate Insurance Company
2775 Sanders Road, A-2 Northbrook, IL 60062 Phone 847.402.2343 Fax 847.326.9722 Email ksmith1@allstate.com

Allstate Corporation
CERES resolution

ENDORSEMENT OF THE CERES PRINCIPLES FOR PUBLIC ENVIRONMENTAL ACCOUNTABILITY

WHEREAS:

Leaders of industry in the United States now acknowledge their obligation to pursue superior environmental performance and to disclose information about the performance to their investors and other stakeholders.

The integrity, utility, and comparability of environmental disclosure depend on using a common format, credible metrics, and a set of generally accepted standards. This will enable investors to assess environmental progress within and across industries.

The Coalition for Environmentally Responsible Economies (CERES) - a ten-year partnership between large investors, environmental groups, and corporations - has established what we believe is the most thorough and well-respected environmental disclosure form in the United States. CERES has also taken the lead internationally, convening major organizations together with the United Nations Environment Programme in the Global Reporting Initiative (GRI). The GRI Guidelines for standardizing environmental disclosure worldwide are already pilot-tested by 20 companies.

Companies that endorse the CERES Principles engage with stakeholders in transparent environmental management and agree to a single set of consistent standard for environmental reporting. These standards are set by the endorsing companies together with CERES.

The CERES Principles and CERES Report have been adopted by leading firms in various industries: American Airlines, Arizona Public Service, Bank America, BankBoston, Baxter International, Bethlehem Steel, Coca-Cola, Ford, General Motors, Interface, ITT Industries, Nike, Northeast Utilities, Pennsylvania Power and Light, Polaroid, and Sun company.

We believe endorsing the CERES Principles commits a company to the prudent oversight of its financial and physical resources through: 1) protection of the biosphere; 2) sustainable use of natural resources; 3) waste reduction; 4) energy conservation; 5) risk reduction; 6) safe products/services; 7) environmental restoration; 8) informing the public; 9) management commitment; 10) audits and reports. (The full text of the CERES Principles and accompanying CERES Report form are obtainable from CERES, 11 Arlington Street, Boston, Massachusetts 02116, (617) 247-0700, ~~www.ceres.org~~.) and at its website.

RESOLVED:

Shareholders request that the company endorse the CERES Principles as a reasonable and beneficial component of their corporate commitment to be publicly accountable for environmental performance.

SUPPORTING STATEMENT:

Recent studies show that the integration of environmental commitment into business operations provides competitive advantage and improves long-term financial performance for companies. In addition, the depth of a firm's environmental commitment and the quality with which it manages its environmental performance are indicators of prudent foresight exercised by management.

Given investors' needs for credible information about a firm's environmental performance and given the number of companies that have already endorsed the CERES Principles and adopted its report format, it is a reasonable, widely accepted step for a company to endorse these Principles if it wishes to demonstrate its seriousness about superior environmental performance.

This resolution received the support of ~~9.4%~~ 10.4% of ~~shareholders~~ shares represented at the meeting and entitled to be voted on it last year. Your vote FOR this resolution serves the best interests of our Company and its shareholders.

Hager, Jennifer

From: Shelley Alpern [salpern@trilliuminvest.com]
Sent: Monday, May 14, 2001 7:31 PM
To: Jennifer
Subject: Re: [RE: Annual meeting - CERES proposal]

Jenny -
It turns out I cannot attend the meeting - missed my connection. Please let me
know what the vote was.
Thank you -
Shelley

"Hager, Jennifer" <JHAGER@Allstate.COM> wrote:
Shelley, although we call for seconds as part of the ceremony of the annual
meeting, they are not required.

-----Original Message-----
From: Shelley Alpern [mailto:salpern@trilliuminvest.com]
Sent: Sunday, May 13, 2001 1:42 PM
To: jhager@allstate.com
Subject: Annual meeting - CERES proposal

Jenny -

I would like to confirm that I will be at the stockholder meeting on Tuesday to present the CERES proposal. I'm not sure if you require a second. I will be traveling alone to the meeting, so I would be grateful if
the corporate secretary's office would second the proposal as a courtesy.

Thank you very much,

Shelley Alpern
Assistant Vice President
****
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111
(617) 423-6655
<http://www.trilliuminvest.com>http://www.trilliuminvest.<http://www.trilliu
minvest.com>com

****
To register for e-mail action alerts from Trillium Asset Management, visit
http://www.trilliuminvest.com/pages/reg/reg_home.asp

Trillium ASSET MANAGEMENT

Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 *fax* 617-482-6179 *toll-free* 800-548-5684

RECEIVED
DEC 13 2001

Ms. Katherine A. Smith
Assistant Secretary
Allstate Insurance Company
2775 Sanders Road, A-2
Northbrook, IL 60062
Fax: 847-326-9722

VIA FAX AND OVERNIGHT MAIL

December 12, 2001

Dear Ms. Smith,

Please find enclosed verification of ownership of Allstate stock and client authorization, requested December 7th, regarding your receipt of Trillium Asset Management's shareholder proposal filed on behalf of Elizabeth Welsh.

Sincerely,

Shelley Alpern

Shelley Alpern
Assistant Vice President for Social Research

encl.

Elizabeth Welsh
171 Aubinwood Road
Amherst, MA 01002
(413) 256-8682

Ms. Shelley Alpern
Assistant Vice President
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111

November 16, 2000

Dear Ms. Alpern:

I hereby authorize Trillium Asset Management Corp. to file a shareholder resolution on my behalf at Allstate calling for the company to endorse the CERES Principles. I am the beneficial owner of **370** shares of Allstate stock that I have held since **1988,** and I intend to hold this stock through the date of the company's annual meeting in the year 2002.

I specifically give Trillium Asset Management Corp. the authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the forementioned resolution.

Sincerely,

Elizabeth R. Welsh

Schwab
INSTITUTIONAL®

December 11, 2001

Elizabeth R Welsh
171 Aubinwood Road
Amherst, MA 01002

Re: Allstate Corporation

To Whom It May Concern:

This letter is written to confirm that 370 shares of Allstate Corporation were transferred on November 30, 2000 to Elizabeth R Welsh Charles Schwab & Co., Inc. Account Number 8932-9278.

This letter also serves as confirmation that Elizabeth R Welsh is the beneficial owner of the above referenced stock and as of December 11, 2001 the shares are in the account.

If you have any questions or concerns, please feel free to contact me at 888-333-8563.

Sincerely,

Debra Solomon
SIM Investment Management Specialist
Schwab Institutional, A Division of Charles Schwab & Co., Inc.

Fleet

Investment Services Group

Institutional Custody Services
Mail Stop: MA DE 10305A
One Federal Street
Boston, MA 02110
617 346.5452 tel

December 12, 2001

Trillium Asset Management
711 Atlantic Ave.
4th Floor
Boston, MA 02111

To Whom It May Concern:

This letter is to confirm that on October 1, 1998 , Elizabeth R. Welsh (Custody account number 0006863670) bought 370 shares of Allstate Corp, and that this investment transferred with the custody of this account to Charles Schwab on November 30, 2000.

This letter also serves as confirmation that as of the transfer date of this account Elizabeth R. Welsh was the beneficial owner of the above referenced stock.

Sincerely,

Christine McCullough
Trust Officer

Smith, Katherine

From: Vickers, Susan [SVICKERS@chw.edu]
Sent: Tuesday, December 18, 2001 4:39 PM
To: Smith, Katherine
Cc: Trillium Asset Management (E-mail 2); Patricia Zerega (E-mail)
Subject: Shareholder Proposal

Ms. Katherine A. Smith
Assistant Counsel
Corporate Governance and Business Transactions
Allstate Insurance Company
2775 Sanders Road, A-2
Northbrook, IL 60062

RE: CERES shareholder proposal

December 19, 2001

Dear Ms. Smith:

We have conferred with our co-proponents, and have decided as a group to change the text of our resolution to reference "ceres.org" rather than "www.ceres.org." That is how it appeared in last year's proxy statement, and will presumably avoid any problems arising from the hypertext link.

Thank you very much,

Susan Vickers, RSM
Director of Advocacy
Catholic Healthcare West
1700 Montgomery Street, Suite 300
San Francisco, CA 94111
415-438-5511
415-591-2404 (FAX)
svickers@chw.edu